Filed by Comcast Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No. 1-1105

Date: August 1, 2001

         The following presentation was used by Comcast at its quarterly conference call with investors:

         Note: The following notice is included to meet certain legal requirements:

ADDITIONAL INFORMATION

        Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. (“AT&T”) in connection with AT&T’s broadband tracking stock proposal and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission’s Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

        Comcast, its directors and certain other Comcast employees and advisors may be deemed to be “participants” in Comcast’s solicitation of proxies from AT&T’s shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.

Second Quarter Results

August 1, 2001

John R. Alchin

Executive Vice President, Treasurer

comcast

Safe Harbor

Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to (1) the effects of legislative and regulatory changes; (2) the potential for increased competition; (3) technological changes; (4) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (5) pricing pressures which could affect demand for Comcast's services; (6) Comcast's ability to expand its distribution; (7) changes in labor, programming, equipment and capital costs; (8) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (9) future acquisitions, strategic partnerships and divestitures; (10) general business and economic conditions; (11) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission; and (12) with respect to statements relating to the proposed combination of Comcast and AT&T Broadband, factors that could cause actual results of the combined businesses of Comcast and AT&T Broadband to differ materially from expected results for such businesses, including failure to integrate the businesses successfully or to achieve the expected combination benefits.

comcast

Second Quarter 2001 Highlights

- **Outstanding second quarter results**
  - *Double digit cash flow growth in all core businesses*
  - *Strong momentum in RGU growth*
- **Strong top-line and cash flow growth at QVC**
- **Substantial operating progress during the quarter to expand cable operation and advance overall strategy**
  - *Closed AT&T systems purchases:*
    - *585,000 subscribers in four markets on 4/30*
    - *112,000 subscribers in Baltimore system on 6/30*
  - *Increased majority stake in Golf Channel to 91%*
- **Increasing new service targets for Cable**
  - *Second increase in cable guidance this year*
- **Reaffirming offer for AT&T Broadband**

Consolidated 2Q01 Operating Results



$ In Millions
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,299
+20.2%
$700
+16.2%
Revenue
OCF

20.8% OCF growth prior to new initiatives

Pro Forma Consolidated Operating Results

Segment	Revenue 2Q 01	Revenue 2Q 00	% Change	OCF 2Q 01	OCF 2Q 00	% Change
Cable	$1,285	$1,171	9.7	$562	$497	13.0
Commerce: QVC	$876	$771	13.7	$160	$134	19.3
Content	$201	$175	15.0	$56	$46	21.1
Other	$(20)	$(14)	NM	$(19)	$(23)	NM
Core Businesses	$2,342	$2,103	+11.4	$759	$654	+16.0
New Initiatives	$9	$10	NM	$(39)	$(9)	NM
Consolidated	$2,351	$2,113	+11.3	$720	$645	+11.6

Comcast delivers 16% cash flow growth from core businesses

comcast

QVC :2Q01 Results and Highlights


$ In Millions
+13.7%
$876
+19.3%
$160
$1,000
$800
$600
$400
$200
$0
$250
$200
$150
$100
$50
$0
Revenue
OCF

- OCF grew 24% (pre-Japan)
- QVC Domestic
  - Revenue Growth of 15%
  - OCF Growth of 23%
  - OCF margin increase of 1.4 pts. to 22%
- April 1: Launched QVC Japan
- August 2001: Open Mall of America Store
  - Build programming to showcase products and attract new customers

Content: 2Q01 Results and Highlights



$ In Millions
$250
$200
$150
$100
$50
$0
$201
+15.0%
$56
+21.1%
Revenue
OCF

- Growth of 15% in E! subscribers to 70 million
- Golf ownership now 91%
- Growth of 24% in Golf Channel subscribers to 40 million worldwide
- Comcast SportsNet covers nearly 50% of Comcast subscribers
  - HTS closed February 2001

Comcast Cable 2Q01 Results and Highlights



$ In Millions
$1,500
$1,000
$500
$0
$1,285
+9.7%
$562
+13.0%
Revenue
OCF

- OCF increased by 13.0%
- Basic subscriber growth of 1%
- OCF margin increased to 43.7%
- Accelerating RGU growth

comcast

Accelerating Growth in New Services

comcast digital cable



Subscriptions (000s)
Penetration
2.2MM
2,500
2,000
1,500
1,000
500
0
35%
30%
25%
20%
15%
10%
5%
0%
YE98
YE99
YE00
YE01E
Penetration

- Digital subscriptions grew 77% to 1.840 million at 6/30/01
- Added 200,900 subscriptions in 2Q01
- Average weekly additions of 15,500
- Available to 97% of cable subscribers today
- Increasing year-end guidance to 2.2 million subscriptions

comcast

Accelerating Growth in New Services

comcast@Home



Subscribers (000s)
Penetration
950,000
1,000
900
800
700
600
500
400
300
200
100
0
14%
12%
10%
8%
6%
4%
2%
0%
YE98
YE99
YE00
YE01E
Penetration

- High-speed data subscribers grew 128% to 675,600 at 6/30/01
- Added 101,300 subscribers in 2Q01
- Average weekly additions of 7,800
- Available to 8.0 million or 60% of total homes today
- Increasing year-end guidance 27% to 950,000 subscribers

comcast

Plant Upgrade Status - Year End 2001


5%
95%
>550 MHz
<550 MHz


100%
80%
60%
40%
97%
73%
Digital Ready Subs
Cable Modem Ready Homes

Nearing network upgrade completion:
95% at 550+ MHz at Year-End 2001

comcast

Increasing Cable Guidance

- Reiterating year-end cable financial guidance
  - ***Revenue growth: 10-12%***
  - ***OCF growth: 12-13%***
- Increasing new service targets for cable
  - ***Cable modem target from 750,000 to 950,000***
  - ***Digital subscription target from 2 million to 2.2 million***
- Increasing annual capital expenditures to $1.75Bn in support of accelerated network rebuild and higher new RGU targets

$1.450 Bn	**Existing capex guidance**
.175 Bn	**Accelerated rebuild**
.125 Bn	**Higher RGU targets**
$1.750 Bn	**New capex guidance**

comcast

Stephen B. Burke

President

Comcast Cable Communications

comcast

Integration Success Track Record: First Half 2001

Date	System	Gross Subs Acquired/(Exchanged)
June 2001*	AT&T	112,000
April 2001	AT&T	585,000
January 2001	Adelphia Swap In	445,000
January 2001	Adelphia Swap Out	(441,000)
December 2000	AT&T Swap In	770,000
December 2000	AT&T Swap Out	(702,000)
Gross subscribers acquired/exchanged		1,912,000
Net subscriber additions		769,000

*Baltimore system acquired as of 6/30/01 included in balance sheet; excluded from pro forma operating results

comcast

Integration Success


$ in Millions
Operating Cash Flow (OCF)
$600
$400
$200
$0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OCF Margin
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
OCF Margin

Strong margins maintained even as lower margin systems are integrated

comcast

Future New Products

- VOD Rollout
- High Speed Data
- Telephony

comcast

Brian L. Roberts

President

Comcast Corporation

AT&T Broadband Proposal

- Comcast 2Q results support transaction rationale
- Proposal represents a full and fair premium by all measures for AT&T Broadband
  - *Significant premium to standalone public value*
  - *Delivers full credit for margin improvements to AT&T shareholders today*
  - *AT&T shareholders retain more than half the upside in the combined company*
- In addition to value creation opportunities, synergy and scale result in an accretive transaction for Comcast shareholders

Unique value creation opportunity for both AT&T and Comcast shareholders

AT&T Broadband Proposal

- Proposal has created approximately $12 billion in AT&T value since announcement
- Comcast's size results in unique tax and execution benefits
- Comcast would develop AT&T Broadband's residential telephony business with a focus on maximizing return on investment
  - *Match penetration goals with cash flow generation*
  - *Maximize benefit of emerging IP technology and ensure integration with circuit switched operations*

Comcast has the strategy and vision to maximize long-term value for Comcast and AT&T shareholders

Comcast®